ANNUAL REPORT
FOR THE PERIOD ENDED
DECEMBER 31, 1996

FELLOW PARTNERS:

Now that we have initiated the disposition phase of your Fund, the amount of your distributions and the estimated value of a Fund unit will be influenced more by sales than by operations. As a result, we thought it appropriate to begin this report by providing you with the estimated unit value of the Fund and an update on property dispositions as well as your fourth quarter distribution.
     At this stage of your Fund's life cycle, our primary focus is shifting from the production of income to the strategic positioning of Fund properties to maximize potential sales proceeds.

Unit Valuation

As you know, at the end of each year we employ a third-party appraiser to review and assess the analysis and assumptions used to prepare an estimated current value of the properties held in your Fund. We then use these valuations to prepare an estimated unit value, which may not be representative of the value of your units when the Fund ultimately liquidates. Nor is there any assurance that you could sell your units today at a price equal to the current estimated value.
     At December 31, 1996, the estimated unit value of the Fund was $147. After adjusting for our February distribution of $2, the estimated value per unit is $145. Total appreciation for the year, including net appreciation on the property sold, is 8.4%.
     As you may recall, we mailed this information to you in a letter dated January 22, 1997, in response to offerings made to you by other investors. While we cannot assure that you will ultimately receive the exact amount of the estimated unit value, we believe our valuation process has been sound, and we want you to be as well-informed as possible about the value of your investment. Our objective is to supply you with the information you need to make the best decisions based on your particular circumstances.

Disposition Update

The three industrial properties that are held for sale - Winnetka, Wood Dale, and Riverview - have been marketed with two similar holdings in Realty Income Fund II. We signed a letter of intent with a potential buyer for the entire package in January and hope to complete the transaction in April, although there is no assurance the sale will be consummated.
     In addition, we signed a listing agreement to sell South Point Plaza, in which the Fund has a 50% interest. The property, a shopping center in Tempe, Arizona, is being actively marketed by the listing broker. We will update you on all these properties held for sale in our next quarterly report.

Cash Distributions

The Fund declared a fourth quarter distribution from operations of $2 per unit, bringing the total distributions from operations for the year to $8. Additionally, $21.60 per unit was paid out to you during the year from sales proceeds for the Fund's 56% share of Fairchild, resulting in total distributions of $29.60 per unit for 1996. Future distributions will be determined each quarter based on cash flow, anticipated capital requirements, and the status of property dispositions.

Results of Operations

The Fund had a loss of $724,000 from operations in 1996, before the gain on the Fairchild sale, compared with net income of $1,783,000 in 1995. This difference is primarily due to downward property valuation adjustments at Scripps Terrace, Tierrasanta, and Clark Avenue totaling $2,750,000, which were partly offset by an increased contribution to income of $327,000 from River Run. This property's contribution increased as a result of the Fund's acquisition of the asset through foreclosure late in 1995. While conditions in the markets where these properties are located are generally improving, the shortened anticipated holding period due to our disposition plans caused us to adjust the carrying values downward. Property carrying amounts for financial statement purposes should not be confused with the estimated fair market values used to determine your estimated unit value.
     The sale of Fairchild in 1996 had a negative effect on earnings amounting to $45,000 because of the loss of the property's income for four months of the year. However, the Fund realized a gain of $1,630,000 on the sale.
     Revenues from rental income and interest totaled $6,280,000 for the year compared with $6,094,000 a year earlier. This comparison was negatively affected by the absence of a full year's rental income from Fairchild but was positively affected by an increased contribution to income from River Run. Results were helped by a decline of $166,000 in operating expenses before valuation adjustments during the year.
     At the property level, the year-end leased status of Fund properties increased by three percentage points. This change was driven by increases in occupancy at Scripps Terrace and South Point from the end of the previous year. At the former property, located in the San Diego market, two substantial leases were completed in the fourth quarter and a total of five throughout the year, including three new and two renewal leases.


Real Estate Investments (Dollars in thousands)
_________________________________________________________________

                                        Average     Contribution
                        Leased Status Leased Status to Net Income
                         ___________  _____________ ____________

                 Gross                   Twelve        Twelve
               Leasable               Months Ended  Months Ended
Property         Area   December 31,  December 31,  December 31,
Name          (Sq. Ft.)     1996       1995  1996   1995  1996
_________    __________  __________    _____ _____  _____ _____

Scripps
  Terrace      56,796       90%          82%   76%    $   120  $
(959                )

Tierrasanta   104,236       62           75    87    80     (732)

Clark Avenue   40,000       72           79    72   114     (715)

Westbrook
  Commons     121,558       98           98    96   459      398

River Run      92,787       93            -    93   307      634
             ________     ____         ____  __________   ______

              415,377       84           85    88 1,080
(1,374)
Held for Sale
  Winnetka    188,260      100           96   100   364      491
  South Point
    Plaza      50,497       90           67    74    84      (50)
  Wood Dale    89,718       70           99    86   223      155
  Riverview   113,700      100           93    99   212      294
             ________     ____         ____  ____ ______  ______

              857,552       89           90    91 1,963     (484)
Properties Sold     -        -            -     -    87    1,672
Fund Expenses
  Less Interest
  Income            -        -            -     -  (267)    (282)
             ________     ____         ____  __________   ______

Total         857,552       89%          90%   91%    $   1,783$
906


     We reported previously that a tenant who occupied 38% of Tierrasanta did not renew upon expiration of the lease at the end of August. There is interest in the property and the market is tightening; however, several competitive properties have comparable space available, and we cannot be sure when this space will be re-leased.
     Occupancy increased to 93% at River Run, due to the signing of three new and one renewal lease representing 6% of the total space. This more than offset the loss of one tenant whose lease expired and another whose lease was terminated prior to expiration, in exchange for an early termination payment.

Outlook

We continue to make progress toward the disposition of the Fund's properties during the next two years. Some of you have asked why we are beginning to sell now, just as the market has been exhibiting signs of strengthening.
     Our primary goal is to take advantage of rising property values as the Fund nears the end of its planned lifespan. As real estate markets have been improving during the past few years, we have used the opportunity to capture higher prices for investors.

     As usually happens in improving markets, the turnaround in real estate is broadly encouraging an increasing supply of new properties, which could eventually lead to an oversupply and softer prices down the road. This is normal as the real estate cycle runs its course. While we do not expect a recession in either real estate or the general economy to emerge in the near future, the country's economic expansion is almost six years old and is approaching an advanced stage, by historical measures.
     It is possible that by selling Fund properties during the next few years, we might miss some further advances in real estate values. However, with prices currently rising due to strong tenant and investor demand, supply growing in many markets, and the Fund nearing the end of its planned lifespan, we believe it is prudent to sell into that strength while prices are on the upswing.

     Sincerely,

     James S. Riepe
     Chairman

February 7, 1997


                      REAL ESTATE HOLDINGS
                        December 31, 1996
                         (In thousands)

                                      Date         Carrying
Property Name       Type and Location Acquired      Amount
_______________     _______________   _________    ________

Scripps Terrace     Business Park          2/88    $2,185
   San Diego,
   California

Tierrasanta         Business Park          4/88     1,727
   San Diego,
   California

Clark Avenue        R&D/Office             10/88    2,597
   King of Prussia,
   Pennsylvania

River Run           Retail                 6/89     7,515
   Miramar,
   Florida

Westbrook Commons   Retail                 12/90    4,911
   Westchester,
   Illinois
                                                  _______

                                                   18,935


Held for Sale
Wood Dale           Industrial             9/88     2,969
   Wood Dale,
   Illinois

Winnetka            Industrial             3/88     4,082
   Crystal,
   Minnesota

Riverview           Industrial             12/88    3,220
   St. Paul,
   Minnesota

South Point         Retail                 4/88     1,515
   Tempe, Arizona                                 _______

                                                  $30,721
                                                  _______
                                                  _______

                   CONSOLIDATED BALANCE SHEETS
                         (In thousands)

                                    December 31,December 31,
                                        1996        1995
                                     _______________________

Assets

Real Estate Property Investments
 Land. . . . . . . . . . . . . . . .           $   6,882   $
12,181
 Buildings and Improvements. . . . .      13,112      33,139
                                        ________    ________

                                          19,994      45,320
 Less:  Accumulated Depreciation and
    Amortization . . . . . . . . . .     (1,059)     (7,831)
                                        ________    ________

                                          18,935      37,489
 Held for Sale . . . . . . . . . . .      11,786           -
                                        ________    ________

                                          30,721      37,489
Cash and Cash Equivalents. . . . . .       2,468       3,436
Accounts Receivable  (less allowances of
 $131 and $230). . . . . . . . . . .         445         529
Other Assets . . . . . . . . . . . .         318         279
                                        ________    ________
                                         $33,952   $  41,733
                                        ________    ________
                                        ________    ________

Liabilities and Partners' Capital

Security Deposits and Prepaid Rents.     $   439   $     391
Accrued Real Estate Taxes. . . . . .         450         433
Accounts Payable and Other
 Accrued Expenses. . . . . . . . . .         217         335
                                        ________    ________

Total Liabilities. . . . . . . . . .       1,106       1,159
Partners' Capital. . . . . . . . . .      32,846      40,574
                                        ________    ________

                                         $33,952   $  41,733
                                        ________    ________
                                        ________    ________

The accompanying notes are an integral part of the consolidated financial statements.

              CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands except per-unit amounts)

                                  Years Ended December 31,
                                  1996       1995     1994
                                _________  __________________

Revenues

Rental Income. . . . . . . .    $ 6,091   $ 5,502  $   5,369
Interest Income from
  Participating Mortgage
  Loan . . . . . . . . . . .          -       429        858
Other Interest Income. . . .        189       163        130
                                _______   _______    _______

                                  6,280     6,094      6,357
                                _______   _______    _______

Expenses

Property Operating Expenses.      1,329     1,284      1,249
Real Estate Taxes. . . . . .      1,083     1,002        936
Depreciation and
  Amortization . . . . . . .      1,268     1,266      1,572
Decline (Recovery) of Property
  Values . . . . . . . . . .      2,750      (109)     1,385
Provision for Loan Loss. . .          -       202          -
Management Fee to General
  Partner. . . . . . . . . .        164       282        342
Partnership Management
  Expenses . . . . . . . . .        410       384        374
                                _______   _______    _______

                                  7,004     4,311      5,858
                                _______   _______    _______

Income (Loss) from Operations
  before Real Estate
  Sold . . . . . . . . . . .       (724)    1,783        499
Gain on Real Estate Sold . .      1,630         -         80
                                _______   _______    _______

Net Income . . . . . . . . .    $   906   $ 1,783  $     579
                                _______   _______    _______
                                _______   _______    _______

Activity per Limited
  Partnership Unit
Net Income . . . . . . . . .    $  3.54   $  6.96  $    2.26
                                _______   _______    _______
                                _______   _______    _______

Cash Distributions Declared
  from Operations. . . . . .    $  8.00   $ 11.11  $   13.53
  from Sale Proceeds . . . .      21.60         -       3.92
                                _______   _______    _______

Total Distributions Declared    $ 29.60   $ 11.11  $   17.45
                                _______   _______    _______
                                _______   _______    _______

Units Outstanding. . . . . .    253,599   253,599    253,605
                                _______   _______    _______
                                _______   _______    _______

The accompanying notes are an integral part of the consolidated financial statements.

          CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                         (In thousands)

                                General    Limited
                                Partner   Partners     Total
                               ________   ________   ________

Balance, December 31, 1993 .    $  (158)  $44,835    $44,677
Net Income . . . . . . . . .          6       573        579
Redemption of Units. . . . .          -        (1)        (1)
Cash Distributions . . . . .        (34)   (4,400)    (4,434)
                                _______   _______    _______

Balance, December 31, 1994 .       (186)   41,007     40,821
Net Income . . . . . . . . .         18     1,765      1,783
Redemption of Units. . . . .          -        (1)        (1)
Cash Distributions . . . . .        (20)   (2,009)    (2,029)
                                _______   _______    _______

Balance, December 31, 1995 .       (188)   40,762     40,574
Net Income . . . . . . . . .          9       897        906
Cash Distributions . . . . .        (19)   (8,615)    (8,634)
                                _______   _______    _______

Balance, December 31, 1996 .    $  (198)  $33,044    $32,846

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                   Years Ended December 31,
                                  1996       1995     1994
                                _________  __________________

Cash Flows from Operating
  Activities
Net Income (Loss)  . . . . .    $   906   $ 1,783  $     579
Adjustments to Reconcile Net
  Income to Net CasH Provided
    by Operating Activities
  Depreciation and
    Amortization . . . . . .      1,268     1,266      1,572
  Decline (Recovery) of
    Property Values. . . . .      2,750      (109)     1,385
  Change in Loan Loss
    Provision. . . . . . . .          -       202          -
  Gain on Real Estate Sold .     (1,630)        -        (80)
  Change in Accounts
    Receivable, Net of
    Allowances . . . . . . .         77       (95)       (95)
  Increase in Other Assets .        (48)     (101)       (62)
  Change in Accounts Payable and
    Other Accrued
    Expenses . . . . . . . .       (118)       35        (52)
  Other Changes in Assets
    and Liabilities. . . . .         65        (2)        13
                                _______   _______    _______

Net Cash Provided by Operating
  Activities . . . . . . . .      3,270     2,979      3,260
                                _______   _______    _______

Cash Flows from Investing
  Activities
Proceeds from Property
  Dispositions . . . . . . .      5,477         -        994
Investments in Real Estate .     (1,081)   (1,176)      (665)
                                _______   _______    _______

Net Cash Provided by
  (Used in)
  Investing Activities . . .      4,396    (1,176)       329
                                _______   _______    _______

Cash Flows Used in Financing
  Activities
Cash Distributions . . . . .     (8,634)   (2,029)    (4,434)
Redemption of Units. . . . .          -        (1)        (1)
                                _______   _______    _______

Net Cash Used in Financing
  Activities . . . . . . . .     (8,634)   (2,030)    (4,435)
                                _______   _______    _______

Cash and Cash Equivalents
Net Decrease during
  Year . . . . . . . . . . .       (968)     (227)      (846)
At Beginning of Year . . . .      3,436     3,663      4,509
                                _______   _______    _______

At End of Year . . . . . . .    $ 2,468   $ 3,436  $   3,663
                                _______   _______    _______
                                _______   _______    _______

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

T. Rowe Price Realty Income Fund III, America's Sales-Commission-Free Real Estate Limited Partnership (the "Partnership"), was formed on October 20, 1986, under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring, operating, and disposing of existing income-producing commercial and industrial real estate properties. T. Rowe Price Realty Income Fund III Management, Inc., is the sole General Partner. The initial offering resulted in the sale of 253,641 limited partnership units at $250 per unit.
     In accordance with provisions of the partnership agreement, income from operations is allocated and related cash distributions are generally paid to the General and Limited Partners at the rates of 1% and 99%, respectively. Sale or refinancing proceeds are generally allocated first to the Limited Partners in an amount equal to their capital contributions, next to the Limited Partners to provide specified returns on their adjusted capital contributions, next 3% to the General Partner, with any remaining proceeds allocated 85% to the Limited Partners and 15% to the General Partner. Gain on property sold is generally allocated first between the General Partner and Limited Partners in an amount equal to the depreciation previously allocated from the property and then in the same ratio as the distribution of sale proceeds. Cash distributions, if any, are made quarterly based upon cash available for distribution, as defined in the partnership agreement. Cash available for distribution will fluctuate as changes in cash flows and adequacy of cash balances warrant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership's financial statements are prepared in accordance with generally accepted accounting principles which requires the use of estimates and assumptions by the General Partner.
     The accompanying consolidated financial statements include the accounts of the Partnership and its pro-rata share of the accounts of South Point Partners, Tierrasanta 234, and Penasquitos 34 (Westbrook Commons), all of which are California general partnerships, in which the Partnership has 50%, 30%, and 50%
interests, respectively.   They also include the Partnership's
pro-rata share of the accounts of Fairchild 234, a California general partnership in which the Partnership had a 56% interest prior to disposition of the property on August 28, 1996. The other partners in these ventures are affiliates of the Partnership. All intercompany accounts and transactions have been eliminated in consolidation.
     Depreciation is calculated primarily on the straight-line method over the estimated useful lives of buildings and improvements, which range from five to 40 years. Lease commissions and tenant improvements are capitalized and amortized over the life of the lease using the straight-line method.
     Cash equivalents consist of money market mutual funds, the cost of which approximates fair value.
     The Partnership uses the allowance method of accounting for doubtful accounts. Provisions for uncollectible tenant receivables in the amounts of $143,000, $192,000, and $89,000 were recorded in 1996, 1995, and 1994, respectively. Bad debt expense is included in Property Operating Expenses.
     The Partnership will review its real estate property investments for impairment whenever events or changes in circumstances indicate that the property carrying amounts may not be recoverable. Such a review results in the Partnership recording a provision for impairment of the carrying value of its real estate property investments whenever the estimated future cash flows from a property's operations and projected sale are less than the property's net carrying value. The General Partner believes that the estimates and assumptions used in evaluating the carrying value of the Partnership's properties are appropriate; however, changes in market conditions and circumstances could occur in the near term which would cause these estimates to change.
     Rental income is recognized on a straight-line basis over the term of each lease. Rental income accrued, but not yet billed, is included in Other Assets and aggregates $262,000 and $205,000 at December 31, 1996 and 1995, respectively.
     Under provisions of the Internal Revenue Code and applicable state taxation codes, partnerships are generally not subject to income taxes; therefore, no provision has been made for such taxes in the accompanying consolidated financial statements.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned partnership management fees of $164,000, $282,000, and $342,000 in 1996, 1995, and 1994, respectively. In addition, the General Partner's share of cash available for distribution from operations, as discussed in Note 1, totaled $20,000, $28,000, and $34,000 in 1996, 1995, and 1994, respectively.
     In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $90,000, $77,000, and $74,000 for communications and administrative services performed on behalf of the Partnership during 1996, 1995, and 1994, respectively.
     An affiliate of the General Partner earned a normal and customary fee of $4,000, $12,000, and $15,000 from the money market mutual funds in which the Partnership made its interim cash investments during 1996, 1995, and 1994, respectively.
     LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting, and other related services to the Partnership. LaSalle's reimbursement for such expenses during each of the last three years totaled $120,000.
     An affiliate of LaSalle earned $87,000, $61,000, and $37,000 in 1996, 1995, and 1994, respectively, for property management fees and leasing commissions on tenant renewals and extensions at several of the Partnership's properties.

NOTE 4 - PROPERTIES HELD FOR SALE AND DISPOSITIONS

In September 1994, the Partnership sold the smallest of the three Wood Dale industrial buildings, the Beinoris Building, and received net proceeds of $994,000. The net book value of this property at the time of disposition was $914,000, after accumulated depreciation expense. Accordingly, the Partnership recognized a gain of $80,000.
     On August 28, 1996, Fairchild Corporate Center, an office property in which the Partnership had a 56% interest was sold. The Partnership received net proceeds of $5,477,000. The net book value of the Partnership's interest at the date of sale was $3,847,000, after deduction of accumulated depreciation, and previously recorded impairments. Accordingly, the Partnership recognized a $1,630,000 gain on the sale of this property.
     The Partnership began actively marketing its three midwest industrial properties, Wood Dale, Winnetka, and Riverview, in late 1996 and has subsequently signed a letter of intent with a prospective buyer. In late 1996, the Partnership also began marketing South Point Plaza, a shopping center in which the Partnership has a 50% interest. The Partnership has classified the carrying amounts of these four properties as held for sale in the accompanying December 31, 1996, balance sheet. Results of operations for properties held for sale at December 31, 1996, and properties sold during the past three years are summarized below:


                                1996         1995        1994
                              _________    ________    ________

Recovery (Decline) of         $(29,000)  $ 109,000   $  82,000
Other Components of
  Operating Income              961,000    967,000     729,000
                              _________  _________    ________

Results of Operations         $ 932,000  $1,076,000  $ 811,000

NOTE 5 - FORECLOSURE OF MORTGAGE LOAN

In July 1995, the Partnership began consensual foreclosure on the participating mortgage loan secured by the River Run Shopping Center and ceased the accrual of interest income. At September 30, 1995, the carrying value of the loan was reduced to $7,700,000, the estimated fair value of the property. On October 10, 1995, the Partnership purchased the property and, in connection therewith, reclassified the participating mortgage loan as an investment in real estate.

NOTE 6 - PROPERTY VALUATIONS

On January 1, 1996, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which changed the Partnership's method of accounting for its real estate property investments when circumstances indicate that the carrying amount of a property may not be recoverable. Measurement of an impairment loss on an operating property is now based on the estimated fair value of the property, which becomes the property's new cost basis, rather than the sum of expected future cash flows. Properties held for sale will continue to be reflected at the lower of historical cost or estimated fair value less anticipated selling costs. In addition, properties held for sale are no longer depreciated.
     Based upon a review of current market conditions, estimated holding period, and future performance expectations of each property, the General Partner has determined that the net carrying value of certain Partnership properties held for operations may not be fully recoverable. Charges recognized for such impairments aggregated $2,721,000 in 1996 and $1,467,000 in 1994.

NOTE 7 - LEASES

Future minimum rentals (in thousands) to be received by the Partnership under noncancelable operating leases in effect at December 31, 1996, are:


                 1997           $ 3,729
                 1998             3,349
                 1999             2,447
                 2000             1,709
                 2001             1,041
              Thereafter          8,464
                                _______

                Total           $20,739
                                _______
                                _______

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENT TO TAXABLE INCOME

As described in Note 2, the Partnership has not provided for an income tax liability; however, certain timing differences exist between amounts reported for financial reporting and federal income tax purposes. These differences are summarized below for the last three years:


                                 1996      1995       1994
                               ___________________  ________
                                      (in thousands)

Book net income
  (loss) . . . . . . . . . .  $   906    $ 1,783   $   579
Allowance for
  doubtful accounts. . . . .      (97)        (4)       71
Property valuation
  allowance and losses
  on dispositions. . . . . .   (6,540)      (109)    1,385
Normalized and
  prepaid rents. . . . . . .        7        (23)     (103)
Interest income. . . . . . .        -        661       633
Depreciation . . . . . . . .      (23)      (283)      353
Provisions for
  loan loss. . . . . . . . .        -     (1,956)        -
Other items. . . . . . . . .      (12)        16        (1)
                             ________    ________  ________

Taxable income (loss). . . .  ($5,759)   $    85   $ 2,917

NOTE 9 - SUBSEQUENT EVENT

The Partnership declared a quarterly cash distribution of $2.00 per unit to Limited Partners of the Partnership as of the close of business on December 31, 1996. The Limited Partners will receive
$507,000, and the General Partner will receive $5,000.

INDEPENDENT AUDITORS' REPORT

To the Partners
T. Rowe Price Realty Income Fund III,
America's Sales-Commission-Free Real Estate Limited Partnership:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Realty Income Fund III, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Realty Income Fund III, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Chicago, Illinois
January 30, 1997